Exhibit 99.2

202038 Procaps Update Annual Proxy Card Rev1 - Front PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail 2025 PROCAPS GROUP, S.A. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on December 2 , 2025 (December 3 , 2025 , 5 : 59 AM Luxembourg time) at the latest . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. Votes submitted by mail must be received by December 2nd, 11:59PM EST (December 3rd 2025, 5:59AM Luxembourg time) at the latest. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS PROCAPS GROUP, S.A. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS société anonyme Registered office: 9, rue de Bitbourg, L - 1273 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B 253360 (the “ Company ”) to be held on December 5th at 6 p.m. Luxembourg time (the “Extraordinary General Meeting”) The undersigned hereby appoints (please mark only one option): OPTION 1: The Chairman of the Annual General Meeting, whom failing, any lawyer and/or employee of 55LEGAL, as proxy voting representative appointed by the Company, each with full power of substitution (the “ Company Proxies ”), OPTION 2: [Please fill in]: [in case of a natural person: [Mr./Ms.] , born on , in , residing at ]/[in case of a legal person: , having its registered office at , registration authority and number , represented by ], to individually represent and vote as designated on the reverse side, all the shares of the Company held of record by the undersigned on November 12, 2025, at 24:00 (midnight) Luxembourg time, at the Annual General Meeting (or any adjournment or postponement thereof). If (i) you do not mark one of the two options above, or (ii) you mark all two options above, or (iii) you select option 2 but do not duly populate the relevant details of your proxy, your vote will by default be counted as being submitted pursuant to the option 1. Please indicate on the reverse side of this proxy card how these shares are to be voted. This proxy card must be marked, signed, dated and returned to Continental Stock Transfer & Trust Company, the Company’s registrar and transfer agent, on behalf of the Company, at the latest on December 2nd, 2025 at 11:59PM EST (December 3rd 2025, 5:59AM Luxembourg time) in order to be counted. This proxy, when properly executed, will be voted in the manner directed herein. THE UNDERSIGNED HEREBY CERTIFIES BEING THE HOLDER OF RECORD OF THE SHARES OF THE COMPANY AS AT 12 NOVEMBER, 2025, AT 24:00 (MIDNIGHT) LUXEMBOURG TIME. THIS PROXY CARD WILL AUTOMATICALLY BE INVALIDATED IF THE UNDERSIGNED WAS NOT THE HOLDER OF RECORD OF THE REFERENCED ORDINARY SHARES OF THE COMPANY ON NOVEMBER 12 AT 24:00 (MIDNIGHT) LUXEMBOURG TIME. (Continued and to be marked, dated and signed on the other side)

202038 Procaps Update Annual Proxy Card Rev1 - Back 2025 By executing this proxy card, the undersigned hereby confirms that (i) he has not waived all or part of his voting rights, (ii) none of his voting rights have been suspended and (iii) the exercise of any voting rights pursuant to this proxy does not result in a breach of any voting agreements to which he is a party. All powers granted to the above chosen proxyholder are for the purpose of making any statement, casting all votes, signing all minutes of meetings and other documents, doing everything which is lawful, necessary or simply useful in view of the accomplishment and fulfillment of the present proxy, as may be required, and to proceed, in accordance with the requirements of Luxembourg law, to any filing with the Luxembourg Trade and Companies’ Register and to any publication on the Recueil électronique des sociétés et associations , as may be required, while the undersigned promises to ratify all said actions taken by the above chosen proxyholder whenever requested. The undersigned understands and accepts that any later dated proxy card issued will override and deprive of effect any previously issued proxy card. I understand and accept that in case, in addition to a previously submitted vote via a proxy card, I attend and vote at the Annual General Meeting in person, and provided that such physical attendance and voting meets the requirements set forth in the convening notice, the vote submitted in person at the Annual General Meeting shall prevail and any previously submitted vote via a proxy card shall be deprived of effect. The present proxy pursuant to this proxy card will remain in force if the Annual General Meeting is, for whatsoever reason, to be adjourned or postponed or if a second general meeting is to be convened in order to decide on the same agenda. By submitting this proxy card, you agree to appoint Mr . Bob Calmes as chairman and Freddy Andrés Lozano Reyes as scrutineer as part of the bureau of the Annual General Meeting . The chairman will designate a secretary for the Annual General Meeting . If any other persons mentioned above cannot, for any reason whatsoever, attend the Annual General Meeting, you agree that Mr . Bob Calmes may appoint other persons to act as chairman and scrutineer at the Annual General Meeting . The undersigned undertakes to indemnify the above chosen proxyholder against any claims, losses, costs, expenses, damages or liability sustained or incurred by the above chosen proxyholder as a result of any action taken in good faith pursuant to the present proxy card. This proxy shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The parties irrevocably agree that any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL GENERAL MEETING (Please express a choice for each agenda item . Only one choice may be expressed for each agenda item . If you do not explicitly express a choice and/or if you vote in blank or if your choice is unclear in respect of a given agenda item, the Company will not take this vote for this agenda item into account) . 15. (Item 21 ) Vote on discharge (quitus) to Mr . Alejandro Weinstein, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31 , 2023 . 16. (Item 22 ) Confirmation of the mandate of Mr . Carlos Garcia Iragorri in replacement of Mr . Roberto Albisetti as of May 8 , 2025 by way of co - option . FOR AGAINST ABSTAIN 1. (Item 3 ) Presentation and approval of the rectified audited consolidated financial statements for the financial year ended December 31 , 2021 prepared in accordance with the International Financial Reporting Standards (IFRS) . 2. (Item 5 ) Presentation and approval of the rectified audited consolidated financial statements for the financial year ended December 31 , 2022 prepared in accordance with the International Financial Reporting Standards (IFRS) . 3. (Item 8 ) Presentation and approval of the audited consolidated financial statements for the financial year ended December 31 , 2023 prepared in accordance with the International Financial Reporting Standards (IFRS) . 4. (Item 9 ) Presentation and approval of the unaudited standalone annual accounts for the financial year ended December 31 , 2023 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) . 5. (Item 11 ) Allocation of results for the financial year ended December 31 , 2023 . 6. (Item 12 ) Vote on discharge (quitus) to Mr . Carlos Piocuda, as statutory auditor (commissaire aux comptes) of the Company, for the proper performance of his duties as statutory auditor (commissaire aux comptes) for and in connection with the financial year ended December 31 , 2023 . 7. (Item 13 ) Vote on discharge (quitus) to Mr . José Minski, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31 , 2023 . 8. (Item 14 ) Vote on discharge (quitus) to Mr . Ruben Minski, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31 , 2023 . 9. (Item 15 ) Vote on discharge (quitus) to Mr . Kyle P . Bransfield, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31 , 2023 . FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN 17. (Item 23) Confirmation of the mandate of Mr. Manuel José Vial Claro FOR in replacement of Mr. Ernesto Carrizosa as of May 8, 2025 by way of co - option. 18. (Item 24 ) Confirmation of the mandate of Mr . Fernando Moreira in replacement of Mr . Jorddy Antonio Perez Galindo as of July 14 , 2025 by way of co - option . 19. (Item 25 ) Confirmation of the mandate of Mr . Carlos Romero - Camacho in replacement of Mr . Jose Frugone Domke as of July 14 July, 2025 , by way of co - option . 20. (Item 26 ) Approval of the remuneration to be paid to Mr . Alejandro Weinstein as an executive chairman of the Company from April 1 st, 2025 and to the members of the Board of Directors from September 1 st, 2025 . 21. (Item 27 ) Approval and, to the extent necessary ratification of the remuneration of the members of the audit, compensation and nominating committees of the Company from September 1 st, 2025 , as proposed by the compensation committee of the Company . 22. (Item 28 ) Delegation of powers . Miscellaneous . FOR AGAINST ABSTAIN AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN 10. (Item16) Vote on discharge (quitus) to Ms. Sandra Sanchez y FOR Oldenhage, as member of the Board of Directors, for the proper performance of her duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023. 11. (Item 17 ) Vote on discharge (quitus) to Mr . Luis Fernando Castro, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31 , 2023 . 12. (Item 18 ) Vote on discharge (quitus) to Mr . David Yanovich, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31 , 2023 . 13. (Item 19 ) Vote on discharge (quitus) to Mr . Alberto Eguiguren Correa, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31 , 2023 . 14. (Item 20 ) Vote on discharge (quitus) to Mr . Daniel W . Fink, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31 , 2023 . FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN AGAINST ABSTAIN FOR AGAINST ABSTAIN If amendments or new resolutions are presented at the Annual General Meeting, I irrevocably give the Chairman of the Annual General Meeting, whom failing, any lawyer and/or employee of 55 LEGAL, with full power of substitution, the power to vote in my name and as he/she deems fit, unless I mark the box abstain . To change the address on your account, please check the box at right and indicate your new address in the space provided below . Please note that changes to the registered name(s) on the account may not be submitted via this method . ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN New Address: CONTROL NUMBER Signature Signature, if held jointly Date 2025. Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Please mark like this X your votes